Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated June 3, 2009

(to Prospectus dated June 18, 2007)

Registration No. 333-143852 and 333-159890

June 10, 2009

Penn Virginia Corporation

Pricing Supplement

Pricing Supplement dated June 10, 2009 to Preliminary Prospectus Supplement dated June 3, 2009 of Penn Virginia Corporation. This Pricing Supplement is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer	Penn Virginia Corporation

Guarantors	Penn Virginia Holding Corp., Penn Virginia Oil & Gas Corporation, Penn Virginia Oil & Gas GP LLC, Penn Virginia Oil & Gas LP LLC, Penn Virginia Oil & Gas, L.P., Penn Virginia MC Corporation, Penn Virginia MC Energy L.L.C. and Penn Virginia MC Operating Company L.L.C.

Title of Security	10.375% Senior Notes due 2016

Aggregate Principal Amount	$300,000,000

Maturity	June 15, 2016

Public Offering Price	97.003%, plus accrued interest, if any, from June 15, 2009

Coupon	10.375%

Yield to Maturity	11.000%

Spread to Treasury	+742 bps

Benchmark	UST 3.25% due 05/31/2016

Interest Payment Dates	June 15 and December 15 of each year, beginning on December 15, 2009

Record Dates	June 1 and December 1

Optional Redemption	On and after June 15, 2013, we may redeem all or, from time to time, a part of the notes at the following redemption prices (expressed as a percentage of principal amount of the notes), plus accrued and unpaid interest on the notes, if any, to the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period beginning on June 15 of the years indicated below:

	Year	Percentage
	2013	105.188%
	2014	102.594%
	2015 and thereafter	100.000%

	In addition, at any time and from time to time prior to June 15, 2013, the Company may at its option redeem all or a portion of the notes at a redemption price equal to 100% of the principal amount thereof, plus a “make-whole” premium, using a discount rate of Treasuries plus 0.50%.

Optional Redemption with Equity Proceeds	Prior to June 15, 2012, the Company may, at its option, on any one or more occasions redeem up to 35% of the aggregate principal amount of the outstanding notes with the net cash proceeds from certain equity offerings at a redemption price of 110.375% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Change of Control	101%, plus accrued and unpaid interest, if any.

Gross Proceeds	$291,009,000

Underwriting Discount	2.750% per note, $8,250,000 in the aggregate

Net Proceeds to Issuer before Expenses	$282,759,000

Approximate Net Proceeds to Issuer after Estimated Expenses	$282,000,000

Use of Proceeds	Pay down a portion of the outstanding borrowings under our Revolver.

Trade Date	June 10, 2009

Settlement Date	June 15, 2009 (T+3)

Ratings	B2/BB-[1]

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Original Issue Discount	The notes will be issued with original issue discount (“OID”) for U.S. federal income tax purposes. As a result, U.S. debt holders will be required to include OID in gross income for U.S. federal income tax purposes in advance of receipt of cash attributable to that income, regardless of the holders’ method of accounting for U.S. federal income tax purposes. See “Certain United States federal income and estate tax consequences” in the Preliminary Prospectus Supplement.

Joint Book-Running Managers	J.P. Morgan Securities Inc. Banc of America Securities LLC Wachovia Capital Markets, LLC Barclays Capital Inc.

Senior Co-Managers	BNP Paribas Securities Corp. RBC Capital Markets Corporation

Co-Managers	Capital One Southcoast, Inc. PNC Capital Markets LLC UBS Securities LLC

Allocation	Name	Principal Amount of Notes to be Purchased

	J.P. Morgan Securities Inc.	$135,000,000

	Banc of America Securities LLC	37,500,000

	Wachovia Capital Markets, LLC	37,500,000

	Barclays Capital Inc.	24,000,000

	BNP Paribas Securities Corp.	22,500,000

	RBC Capital Markets Corporation	22,500,000

	Capital One Southcoast, Inc.	7,500,000

	PNC Capital Markets LLC	7,500,000

	UBS Securities LLC	6,000,000

Denominations	$2,000 and integral multiples of $1,000

CUSIP/ISIN Numbers	CUSIP: 707882AB2 ISIN: US707882AB26

Listing	None

Form of Offering	SEC Registered (Registration No. 333-143852 and 333-159890)

Additional Information:

The “Capitalization” section on page S-49 of the Preliminary Prospectus Supplement will be updated to reflect the following changes ($ in thousands):

• As further adjusted Revolver(3)	$43,100
• As further adjusted 10.375% Senior Notes due 2016(4)	$300,000

(3) After giving effect to the automatic reduction in the borrowing base under our Revolver resulting from the issuance of the notes, we would have been able to incur an additional $323.9 million of indebtedness under our Revolver.

(4) The recorded amount of the notes will be reduced by approximately $9.0 million to reflect the original issue discount.

After giving effect to the issuance and sale of the shares of our common stock, the issuance and sale of the notes in this offering and the application of the estimated net proceeds therefrom to pay down a portion of the outstanding borrowings under our Revolver, our ratio of earnings to fixed charges would have been 0.2x for the three months ended March 31, 2009 and 3.9x for the year ended December 31, 2008. For the three months ended March 31, 2009, the deficiency of earnings to fixed charges required to obtain a 1.0x fixed charge coverage ratio would have been $16.4 million.

The second sentence of the last paragraph beginning on page S-6 of the Preliminary Prospectus Supplement (under the caption “Ranking”) is hereby amended and shall read in its entirety as follows:

“As of March 31, 2009, after giving effect to the issuance and sale of the shares of our common stock and the application of the net proceeds therefrom and the issuance and sale of the notes and the application of the estimated net proceeds therefrom as set forth under “Use of proceeds” to pay down a portion of the borrowings outstanding under our Revolver, the Restricted Group would have had total indebtedness of $535.6 million, consisting of $43.1 million outstanding under our Revolver, $201.5 million of Convertible Notes ($230.0 million in outstanding face amount) and $291.0 million of notes ($300.0 million in outstanding face amount).”

In the second table appearing on page S-87 of the Preliminary Prospectus Supplement, the dollar amount of crude oil revenues adjusted for derivatives per Bbl for the three months ended March 31, 2008 is hereby amended to read $97.00.

The sentence appearing in the second full paragraph on page S-176 of the Preliminary Prospectus Supplement (under the caption “Description of notes—Ranking”) is hereby amended and shall read in its entirety as follows:

“As of March 31, 2009, the Company’s Subsidiaries (other than the Subsidiary Guarantors) had consolidated total liabilities of $700.9 million and consolidated total assets of $1,243.0 million and, for the year ended December 31, 2008, had consolidated total revenues of $881.7 million.”

FREE WRITING PROSPECTUS LEGEND

PENN VIRGINIA CORPORATION HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS AND PROSPECTUS SUPPLEMENT) WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS (INCLUDING THE PROSPECTUS SUPPLEMENT) IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS PENN VIRGINIA CORPORATION HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT PENN VIRGINIA CORPORATION AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, PENN VIRGINIA

CORPORATION, THE UNDERWRITERS OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS AND APPLICABLE PROSPECTUS SUPPLEMENT IF YOU REQUEST THEM FROM: J.P. MORGAN SECURITIES INC., 270 PARK AVENUE, FLOOR 5, NEW YORK, NEW YORK 10017 OR BY CALLING (212) 270-1477; BANC OF AMERICA SECURITIES LLC, ATTENTION: PROSPECTUS DEPARTMENT, 100 WEST 33RD STREET, 3RD FLOOR, NEW YORK, NY 10001 OR BY CALLING (800) 294-1322; WACHOVIA CAPITAL MARKETS, 301 SOUTH COLLEGE STREET, CHARLOTTE, NORTH CAROLINA, 28202-0737, ATTENTION: HIGH YIELD CAPITAL MARKETS OR BY CALLING (704) 715-0540; OR BARCLAYS CAPITAL INC., (888) 227-2275 EXT. 2663.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.